

02005777

NITED STATES
ID EXCHANGE COMMISSION
...hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAIL
RECEIVED
PROCESSING
FEB 2 7 2002
WASH, DC
365
SECTION

SEC FILE NUMBER
8 38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 N. Mayfair Rd., Suite 17

(No. and Street)

Wauwatosa, WI 53213

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Linna (414)778-1091

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, C.P.A., S.C.

(Name — *if individual, state last, first, middle name*)

14040 W. Capitol Dr., Brookfield, WI 53005

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/22

OATH OR AFFIRMATION

I, James Linna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public



DAVID J. NEVINSKI
NOTARY
PUBLIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2001 and DECEMBER 31, 2000

FIRST MIDWEST SECURITIES. INC

DECEMBER 31, 2001 and DECEMBER 31, 2000

TABLE OF CONTENTS



WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

February 18, 2002

To the Board of Directors of
First Midwest Securities, Inc.

We have audited the accompanying statements of financial position of First Midwest Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

FIRST MIDWEST SECURITIES, INC.
Statement of Financial Position
As of December 31, 2001 and December 31, 2000

Assets	December 31, 2001			December 31, 2000		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$78,766	$1,214	$79,980	$85,350	$1,693	$87,043
Commissions and related Receivables- note 4	101,116	2,301	103,416	117,675	792	118,467
Due from parent company - note 5		(10,293)	(10,293)		602	602
Other assets and receivables		14,505	14,505		7,658	7,658
Prepaid fees		15,479	15,479		22,653	22,653
Deferred tax benefit		15,150	15,150		9,533	9,533
Total Current Assets	179,881	38,356	218,237	203,025	42,931	245,956
Other Assets:						
Secuity deposit with clearing house	56,229		56,229	61,339	1,991	63,330
TOTAL ASSETS	$236,110	$38,356	$274,466	$264,364	$44,922	$309,286

Liabilities and Stockholders Equity

	December 31, 2001	December 31, 2000
Current Liabilities:		
Commission payable - note 5	$92,973	$102,358
Accounting fees payable	3,750	4,200
Management fees payable - note 5	7,996	8,839
Federal income taxes payabe to parent - note 6	(26,364)	1,212
State income taxes payable - note 6		
Arbitration decision note payable - note 12		
Total Liabilities	$78,355	$116,609
Stockholders Equity:		
Common stock - no par value, 15,000 shares authorized; 12,073 and 9,540 shares issued and outstanding in 2001 and 2000 respectively - note 8	$229,435	$172,243
Retained earnings (deficit)	(33,324)	20,435
TOTAL STOCKHOLDERS EQUITY	$196,111	$192,677
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$274,466	$309,286

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2001 and December 31, 2000

	For the Years Ended Dec.31	
	2001	2000
Revenue:		
Securities commissions - Listed stock	$ 474,813	$ 435,274
- OTC stock	426,055	673,054
- Mutual funds	573,540	833,409
- Options	25,283	69,868
- Bonds	27,284	19,549
Total securities commissions	1,526,975	2,031,154
Variable annuity commissions	183,230	263,099
Private placements fees	0	529,995
Limited partnership commissions	5,375	3,800
Due diligence fees	0	12,633
Inventory - trading profits	(7,816)	7,155
Life insurance commissions	481	
Registered investment advisory fees	22,045	77,732
Miscellaneous income	54,003	2,827
Total Revenues	1,784,293	2,928,395
Expenses:		
Commissions to parent company - note 2	$ 1,519,536	$ 2,562,977
Management fees to parent company - note 5	96,114	168,413
Quote service rental	57,624	48,947
Registration fees	20,402	6,448
Rent and storage - note 5	40,595	54,776
Signature guarantee service	920	920
Travel	10,358	2,318
Other general and administrative expenses-page 12	140,399	77,290
Total Expenses	1,885,948	2,922,089
Operating Income (Loss)	$ (101,655)	$ 6,306
Other Income (Expense)		
Interest income	5,386	7,547
Interest expense	0	0
Postage reimbursements	0	1,711
Unrealized asset depreciation (appreciation)	10,748	(19,351)
Bad debts	(1,430)	(18,642)
Total Other Income (Expense)	14,704	(28,734)
Income before Taxes	$ (86,951)	$ (22,428)
Income Tax Expense (Credit) - note 6	(33,193)	(8,370)
Net Income (Loss) for the Year	$ (53,758)	$ (14,058)
Retained Earnings - Beginning of Year	20,435	34,493
Retained Earnings (Deficit) - End of Year	$ (33,324)	$ 20,435

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2001 and December 31,2000

	For the Year Ended Dec. 31. 2001	2000
Cash flow from Operating Activities		
Net income (loss)	$ (53,758)	$ (14,058)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in deferred tax benefit	(5,617)	(7,169)
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	15,051	72,497
Due from parent company - note 5	10,895	477
Investment in common stock - trading, at cost	(6,846)	2,498
Prepaid fees	7,174	(19,887)
Increase (decrease) in		
Commissions payable - note 5	(9,385)	(67,052)
Accounting fees payable	(450)	255
Management fees payable - note 5	(842)	(4,236)
Federal income taxes due parent - note 6	(27,576)	(1,201)
State income taxes payable - note 6	0	0
Accrued interest on subordinated loan - note 6		
Arbitration decision note payable - note 12	0	0
Net cash provided by (used for) operating activities	(71,355)	(37,877)
Cash Flow from Financing Activities		
Increase in security deposits	7,101	(13,273)
Purchase of treasury stock		(27,937)
Principal reductions of subordinated loan		
Proceeds from issuance of common stock	57,192	
Net cash provided by (used for) financing activities	64,293	(41,210)
Net increase (decrease) in cash	(7,062)	(79,087)
Cash at beginning of year	87,043	166,130
Cash at end of year- note 3	$ 79,980	$ 87,043

The accompanying notes are part of these financial statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

Note I - Summary of Significant Accounting Policies

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2001 and December 31,2000 these differences relate to operating loss carry-forwards, unrealized depreciation on securities, and an arbitration decision that is not deductible for tax purposes until it is paid. The deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising

Advertising costs are charged to operations when incurred and amounted to ($26) and $4,293 for 2001 and 2000 respectively.

Note 2 - Corporate History

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. In November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. On December 12, 1989, Ablestrong Securities, Inc. changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2001 and December 31, 2000

	December 31, 2001			Dec. 31, 2000
	Allowable	Non-Allowable	Total	Total
Checking	$ 19,263	$ 0	$ 19,263	$ 2,388
Money market	0	0	0	33
Risk trading account	59,503	1,214	60,717	84,622
Total	$ 78,766	$ 1,214	$ 79,980	$ 87,043

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2001 and December 31, 2000:

	December 31, 2001			December 31,2000
	Allowable	Non-allowable	Total	Total
Securities commissions:				
Mutual fund commissions	$ 39,756	$ 151	39,906	$ 19,354
Listed stock	14,563		14,563	48,350
OTC stock	46,252		46,252	29,457
Options	1,336		1,336	2,587
Bonds	0		0	3,510
RIA fees				
Total	$ 101,907	$ 151	$ 102,058	$ 103,258

Note 4 - Commissions and Related Receivables(cont'd)

	December 31, 2000			December 31,1999
	Allowable	Non-allowable	Total	Total
Due diligence fees		$		$
Inventory-trading profits due From (to) clearing house				
Variable annuity commissions	5		5	15,020
Private Placement				
Limited partnership Commissions				
Add: Net interest and misc. income, net of change-back for expenses	-886	2,150	1,265	189
Total	$ 101,116	2,301	$ 103,416	$ 118,467

Note 5 - Related Party Transactions: Due from (to) Parent Company

The following is a summary of the amounts to be collected from (paid to) First Midwest Securities, Inc.'s parent company (The Investment Company, Inc.):

	December, 31	
Broker's fees:	2001	2000
E & 0 insurance	$ (10,293)	$ 602
Corporate income tax receivable (payable)		
Federal	$ (1,212)	$ (1,212
Total	$ (11,505)	$ (610)

Rent

First Midwest Securities, Inc. leases office space on an informal month-to-month basis from its parent company (The Investment Company, Inc.).

For the years ended December 31, 2001 and December 31, 2000 rent expense amounted to $40,595 and $54,776, respectively.

Commissions

First Midwest Securities, Inc. pays commissions to its parent company (The Investment Company, Inc.), who employs the related individual brokers. The amount due to the parent is generally 91% of all commissions and advisory fees earned by First Midwest Securities, Inc. For the years ended December 31, 2001 and December 31, 2000, commission expense under this arrangement amounted to $1,519,536 and $2,562,977 respectively. Commissions payable to the parent company as of December 31, 2001 and December 31, 2000, amounted to $92,974 and $102,358, respectively.

Note 5-Related Party Transactions (Cont'd)

Management Fees

First Midwest Securities, Inc. pays management fees to its parent company (The Investment Company, Inc.). The fees are paid on an informal basis, and are based on a percentage of revenue earned, but can be waived altogether by the parent company if the funds are not available.

For the years ended December 31, 2001 and December 31, 2000, management fees expense amounted to $96,114 and $168,413, respectively. Management fees payable as of December 31, 2001 and December 31, 2000, amounted to $7,996 and $8,839, respectively.

Other

First Midwest Securities, Inc. pays its parent company (The Investment Company, Inc.) for telephone expenses incurred, and for its share of consolidated federal income taxes (See Also Notes 6 and 9).

Note 6- Income Taxes

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements include only First Midwest Securities, Inc.'s portion of the total income taxes of the consolidated return.

The following are the components of income tax expenses for 2001 and 2000:

	December 31, 2001			December 31 2000
	Federal	State	Total	Total
Income tax payable	$ (26,047)	$ (7,146)	$ (33,193)	$ 1,212
Deferred income tax	(0)	(0)	(0)	(9,582)
Total income tax expense	$ (26,047)	$ (7,1,46)	$ (33,193)	$(8,370)

For the year ended December 31, 2001 it is reasonably certain that the temporary differences relating to taxable income and accounting income will reverse in future years. Therefore, no valuation allowance is needed. Using a combined federal and State tax rate of 31.3%, the deferred tax assets amounted to:

Note 6-Income Taxes (Cont'd)

	December 31, 2001			Dec. 31, 2000
Deferred tax asset:	Federal	State	Total	Total
Net operating losses	$ (2,539)	$ 17,689	$ 15,150	$ 9,970
Timing Differences	0	0	0	(437)
Total	$ (2,539)	$ 17,689	$ 15,150	$ 9,533

Note 7 - Net Capital

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S50,000, for brokers who receive securities, but who do not generally carry customers' accounts. First Midwest Securities, Inc. has complied with these requirements for the years ended December 31, 2001 and December 31, 2000.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2001 and 2000, there were 15,000 shares authorized of no par value common stock. For the year ended December 31, 2001 and 2000, there were12,073 and 9,540 shares issued and outstanding respectively.

The Company purchased 1,300 shares of its no par value common stock to its sole shareholder (the parent company) during March 2000 at $21.49 per share in the amount of $27,937.

The company sold 2,533 shares of its no par value common stock to its sole shareholder (the parent company) during June and July of 2001 as follows:

	Shares	Price per Share	Amount
	2,400	$22.58	54,192
	133	$22.58	3,000
Totals	2,533		$ 57,192

Note 9 - Additional Cash Flow Disclosures

There were no outlays for income taxes during December 31 2001, and December 31,2000
Cash outlays for interest paid during 2001 and 2000 amounted to $ 0 and $0 respectively.

Note 10 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2001 and 2000, the company exceeded the insured limit by $0 and $ 0 respectively.

Note 11 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2001.

February 18, 2002

To the Board of Directors of
First Midwest Securities, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FIRST MIDWEST SECURITIES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2001 and December 31, 2000

	For the years ended December 31	
	2001	2000
Other General and Administrative Expenses		
Accounting	$ 10,691	$ 11,205
Advertising	(26)	4,294
Dues and subscriptions	1,821	2,508
Educational Expense	255	786
Insurance	883	4,264
Legal Fees	83,045	2,296
Miscellaneous	9,328	7,093
Office supplies	8,105	14,950
Postage	8,585	7,632
Repairs, maintenance and property taxes	135	41
Telephone	17,576	22,220
Total Expenses	$ 140,399	$ 77,290

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2001 and December 31, 2000

	For the years ended December 31	
	2001	2000
Balance at beginning of year	$ 192,677	$ 234,672
Add: Net income (loss)	(53,758)	(14,058)
Issuance of common stock	57,192	
Deduct: Purchase of treasury stock	0	(27,937)
Balance at end of year	$ 196,111	$ 192,677

* * *

Statements of Changes in Liabilties Subordinated to Claims of General Creditors

As of December 31, 2001 and December 31, 2000

	As of December 31	
	2001	2000
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
Computation of Net Capital
As of December 31, 2001 and December 31, 2000

	As of December 31 2001	2000
Total stockholders' equity per financial statement	$ 196,111	$ 192,677
Deduct: Total nonallowable assets per statement of financial position	(38,356)	(42,931)
Net Capital	$ 157,755	$ 149,746

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2001 and December 31, 2000

	As of December 31 2001	2000
Net Capital	$ 157,755	$ 149,746
Deduct: Minimum dollar net capital requirement-note 7	(50,000)	(100,000)
Excess Net Capital	$ 107,755	$ 49,746

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2001 and December 31, 2000

		As of December 31 2001		2000
Unaudited net capital per focus report	$	123,411	$	146,496
Adjustments to asset accounts-increase (decrease)				
Cash				
Adjustments to liabiltiy accounts-decrease (increase)				
Corporate taxes payable		27,576		1,259
Audited net capital	$	150,987	$	147,755

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2001 and December 31, 2000

		As of December 31 2001		2000
Unaudited Excess Net Capital	$	73,411	$	46,496
Adjustments to asset accounts-increase (decrease)				
Cash				
Adjustments to liabiltiy accounts-decrease (increase)				
Corporate taxes payable		27,576		1,259
Audited Excess Net Capital	$	100,987	$	47,755

The accompanying notes are part of these financial statements



WILLIAM MATTHEWS C.P.A., S.C.

February 18, 2002

To the Board of Directors of
First Midwest Securities, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 18, 2002.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.





Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712